Exhibit 99.1

AYR Wellness Announces Leadership Update

MIAMI, February 3, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced that Brad Asher, the Company’s Chief Financial Officer, has provided notice of his resignation to the Company in connection with Mr. Asher’s pursuit of another opportunity. His resignation will be effective at a mutually agreed upon date following the Company’s filing of its 2024 annual financial statements.

The Company intends to provide further updates regarding the search for a new Chief Financial Officer in due course.

AYR interim CEO Steven M. Cohen commented, “Brad has helped to build AYR since its earliest days and lay the foundation that we will continue to build from. We thank him for his years of service to AYR and wish him luck in his future endeavors.”

“I am incredibly proud to have helped build AYR from its beginning in 2019 to the operating organization that it is today,” said Mr. Asher. “The Company remains in great hands with a strong foundation in place.”

“Brad has been an integral part of the AYR team since its first days as a business,” said Louis Karger, Chairman of the Board at AYR. “I’ve appreciated getting to know Brad over this period, working closely with him since day one, and thank him for his years of hard work and dedication to AYR.”

Forward-Looking Statements

Certain statements contained in this news release may include “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the timing for Mr. Asher’s resignation becoming effective and the Company’s search for a new chief financial officer. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements are based upon known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397